

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2024

Leslie Yu
Chief Executive Officer
Quhuo Ltd
3F, Building A, Xin'anmen
No. 1 South Bank, Huihe South Street
Chaoyang District, Beijing
The People's Republic of China

> **Re: Quhuo Ltd**
> **Registration Statement on Form F-3**
> **Filed September 6, 2024**
> **File No. 333-281997**

Dear Leslie Yu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Wei Wang